UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fé Cuajimalpa
Delegación Cuajimalpa
México, D.F. 05348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2013 FIRST-QUARTER RESULTS
	First Quarter
	2013	2012	Reported Δ%	Excluding M&A Effects Δ%(5)

Total Revenues	33,561	33,542	0.1%	-2.2%
Gross Profit	15,548	15,204	2.3%
Operating Income	4,074	4,314	-5.6%	-7.4%
Net Income Attributable to Equity Holders of the Company	2,434	2,637	-7.7%
Operative cash flow(1)	5,745	5,677	1.2%	-0.8%

Net Debt (2)	14,369	6,680	115.1%

Net Debt / Operative cash flow (3)	0.52	0.24
Operative cash flow/ Interest Expense, net (3)	17.71	18.24
Earnings per Share(3)	6.39	7.02
Capitalization (4)	23.8%	23.1%
Expressed in millions of Mexican pesos.
(1) Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 7 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + shareholders' equity)

(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

       Reported total revenues reached Ps. 33,561 million in the first quarter of 2013, remaining flat as compared to the first quarter of 2012, mainly as a result of high single-digit revenue growth in our Mexico & Central America Division which compensated for a negative translation effect resulting from the devaluation of the Venezuelan bolivar, the Argentine peso and the Brazilian real. On a currency neutral basis and excluding the non-comparable effect of Grupo Fomento Queretano in Mexico, total revenues grew 10.8%.

       Reported consolidated operating income reached Ps. 4,074 million for the first quarter of 2013, representing a decrease of 5.6%. Our reported operating margin reached 12.1% in the first quarter of 2013.

       Reported consolidated net income attributable to equity holders of the Company was Ps. 2,434 million in the first quarter of 2013.

Mexico City (April 24, 2013), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the first quarter of 2013.

"Despite tough weather conditions and a volatile currency environment during the quarter, our operators delivered solid, profitable results thanks to local revenue management initiatives, solid market execution, and the geographic diversification of our franchise territories. Looking forward, we are confident that our operators’ skills, coupled with a benign commodity cost environment, will enable us to achieve our targets for the full year. During the quarter, our shareholders approved a dividend of Ps. 2.90 per share, demonstrating our company’s financial flexibility and ability to return cash to shareholders, while continuing to capitalize on opportunities arising from the consolidation of the Coca-Cola bottling system. As always, we continue to invest in our company’s most important asset—our talented team of professionals—to ensure the sustainable development of our operations," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

April 24, 2013	Page 1

Coca-Cola FEMSA is including the results of Grupo Fomento Queretano as of May 2012 in the Company’s Mexico & Central America divisions’ operating results.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Our reported total revenues reached Ps. 33,561 million in the first quarter of 2013, remaining flat as compared to the first quarter of 2012. High single-digit revenue growth in our Mexico & Central America Division, including the integration of Grupo Fomento Queretano (“FOQUE”) in our Mexican operations,(1) compensated for a negative translation effect resulting from the devaluation of the Venezuelan bolivar(2), the Argentine peso(2) and the Brazilian real(2). On a currency neutral basis and excluding the non-comparable effect of FOQUE, total revenues grew 10.8%, driven by average price per unit case growth in almost every territory and volume growth mainly in Venezuela, Colombia and Central America.

Reported total sales volume increased 3.9% to reach 730.6 million unit cases in the first quarter of 2013 as compared to the same period in 2012. Excluding the non-comparable effect of FOQUE in Mexico(1), volumes grew reaching 705.9 million unit cases. On the same basis, the still beverage category grew 7.4%, mainly driven by the performance of the Jugos del Valle line of business in Venezuela, Colombia and Mexico, and the continued growth of Powerade  and FUZE Tea. In addition, our bottled water category grew 6.0% and our sparkling beverage remained flat. These increases compensated for a 3.4% decline in our bulk water business.

Our reported gross profit increased 2.3% to Ps. 15,548 million in the first quarter of 2013, as compared to the first quarter of 2012. Lower sweetener and PET prices in most of our territories compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(2), the Argentine peso(2) and the Brazilian real(2) as applied to our U.S. dollar-denominated raw material costs. Reported cost of goods sold decreased 1.8%. Reported gross margin reached 46.3%, an expansion of 100 basis points as compared to the first quarter of 2012.

Our reported operating income decreased 5.6% to Ps. 4,074 million in the first quarter of 2013. In local currency and excluding the non-comparable effect of FOQUE in Mexico(1), operating expenses increased mainly as a result of (i) higher labor costs in Venezuela, (ii) higher freight costs in Argentina, (iii) higher labor and freight costs in Brazil and (iv) increased marketing investments in the South America division. In addition, during the first quarter of 2013, the other operative expenses, net line registered (i) the effect of the devaluation of the Venezuelan bolivar(2) on our U.S. dollar-denominated accounts payable in that operation, (ii) restructuring expenses related to the integration of Grupo Tampico and Grupo CIMSA in Mexico, which results are now fully comparable and (iii) certain other restructuring charges across our South America division. Our reported operating margin reached 12.1% in the first quarter of 2013.

Our comprehensive financing result in the first quarter of 2013 recorded an expense of Ps. 248 million as compared to an expense of Ps. 136 million in the same period of 2012. This difference was mainly driven by a market value loss on the ineffective portion of derivative instruments, resulting from the volatility of the exchange rate of the Mexican Peso versus the U.S. dollar.

During the first quarter of 2013, income tax, as a percentage of income before taxes, remained flat at 33.7% as compared with the same period of 2012.

Our reported net income attributable to equity holders of the Company reached Ps. 2,434 million in the first quarter of 2013. Earnings per share (EPS) in the first quarter of 2013 were Ps. 1.20 (Ps. 11.99 per ADS) computed on the basis of 2,030.5 million shares (each ADS represents 10 local shares).

(1)     Our Mexican operations include Grupo Fomento Queretano’s results as of May, 2012

(2)     See page 11 for average and end of period exchange rates for the first quarter of 2013

April 24, 2013	Page 2

As of March 31, 2013, we had a cash balance of Ps. 14,200 million, including US$417 million denominated in U.S. dollars, a decrease of Ps. 9,034 million compared to December 31, 2012. During the first quarter of 2013 we paid US$688.5 million to acquire 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) from The Coca-Cola Company.

As of March 31, 2013, total short-term debt was Ps. 4,748 million and long-term debt was Ps. 23,821 million. Total debt decreased by Ps. 1,345 million, compared to year end 2012. Net debt increased Ps. 7,689 million compared to year end 2012. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$1,110 million.(1)

The weighted average cost of debt for the quarter was 4.8%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2013.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	45.9%	33.0%
U.S. dollars	47.8%	22.0%
Colombian pesos	3.6%	100.0%
Brazilian reals	0.2%	0.0%
Argentine pesos	2.5%	0.0%

(1)       After giving effect to interest rate swaps

(2)       Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2013	2014	2015	2016	2017	2018+
% of Total Debt	15.7%	18.0%	27.2%	8.7%	0.0%	30.3%

April 24, 2013	Page 3

Coca-Cola FEMSA is including the results Grupo Fomento Queretano as of May 2012 in the Company’s Mexico & Central America divisions’ operating results.

Reported total revenues from our Mexico and Central America division increased 8.5% to Ps. 15,700 million in the first quarter of 2013, as compared to the same period in 2012, including the integration of Grupo Fomento Queretano (“FOQUE”) in our Mexican operations(1). Excluding the non-comparable effect of FOQUE in Mexico(1), total revenues increased 3.3%. On the same basis, increased average price per unit case, mainly reflecting selective price increases implemented over the past several months, accounted for the incremental revenues. On a currency neutral basis and excluding FOQUE in Mexico, total revenues increased 3.8%.

Reported total sales volume increased 5.8% to 436.2 million unit cases in the first quarter of 2013, as compared to the first quarter of 2012. Excluding the non-comparable effect of FOQUE in Mexico(1), volumes remained flat as compared with the first quarter of 2012. On the same basis, still beverages grew 5.3% mainly driven by the Jugos del Valle line of products in Mexico, the performance of Powerade  and FUZE Tea in the division and del Prado in Central America. Our bottled water portfolio grew 5.3%, while our sparkling beverage category remained flat. These increases compensated for a 5.1% decline in the bulk water business.

Our reported gross profit increased 12.7% to Ps. 7,653 million in the first quarter of 2013 as compared to the same period in 2012. Reported cost of goods sold increased 4.8%. Reported gross margin reached 48.7% in the first quarter of 2013, an expansion of 180 basis points as compared with the same period of the previous year, as a result of lower sweetener and PET prices in combination with the average appreciation of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income increased 19.9% to Ps. 2,255 million in the first quarter of 2013, compared to Ps. 1,881 million in the same period of 2012. Our reported operating margin was 14.4% in the first quarter of 2013, as compared with 13.0% in the same period of 2012, an expansion of 140 basis points. Excluding the non-comparable effect of FOQUE in Mexico(1), operating income increased 15.7%. On the same basis, the other operative expenses, net line recorded certain restructuring charges related to the integration of Grupo Tampico and Grupo CIMSA, which results are now fully comparable.

(1) Our Mexican operations include Grupo Fomento Queretano’s results as of May, 2012

(2) See page 11 for average and end of period exchange rates for the first quarter of 2013

April 24, 2013	Page 4

Volume and average price per unit case exclude beer results.

Reported total revenues were Ps. 17,861 million in the first quarter of 2013, a decrease of 6.3% as compared to the same period of 2012, as a result of the negative translation effect of the devaluation of the Venezuelan bolivar(1), the Argentine peso(1) and the Brazilian real(1). Excluding beer, which accounted for Ps. 850 million during the quarter, revenues decreased 6.0% to Ps. 17.011 million. On a currency neutral basis, total revenues increased 16.1%, mainly as a result of average price per unit case growth in Venezuela, Brazil and Argentina; and volume growth in Venezuela and Colombia.

Reported total sales volume in our South America division increased 1.3% to 294.4 million unit cases in the first quarter of 2013 as compared to the same period of 2012, driven by volume growth in Venezuela and Colombia that compensated for a decline in volume in Brazil and Argentina. The still beverage category grew 10.5%, mainly driven by the performance of the Jugos del Valle line of business in Venezuela. Our water portfolio, including bulk water, grew 8.1% and our sparkling beverage category remained flat.

Reported gross profit reached Ps. 7,895 million, a 6.1% decline in the first quarter of 2013, as compared to the same period of 2012. Reported cost of goods sold decreased 6.5%. In local currency, lower cost of sweeteners and PET across the division compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(1), the Argentine peso(1) and the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 44.2% in the first quarter of 2013, an expansion of 10 basis points as compared to the same period of 2012.

Our reported operating income decreased 25.2% to Ps. 1,819 million in the first quarter of 2013, compared to the same period of 2012. Reported operating expenses in the first quarter of 2013 decreased 1.7%. In local currency, operating expenses increased mainly as a result of (i) higher labor costs in Venezuela, (ii) higher freight costs in Argentina, (iii) higher labor and freight costs in Brazil and (iv) increased marketing investments across the division. In addition, during the first quarter of 2013, the other operative expenses, net line registered the effect of the devaluation of the Venezuelan bolivar(1) on our U.S. dollar-denominated accounts payable in that operation and certain restructuring charges across the division. Our reported operating margin was 10.2% in the first quarter of 2013.

(1) See page 11 for average and end of period exchange rates for the first quarter of 2013

April 24, 2013	Page 5

RECENT DEVELOPMENTS

     On March 5, 2013, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2012, the declaration of dividends corresponding to fiscal year 2012 and the composition of the Board of Directors and Committees for 2013. Shareholders approved the payment of a cash dividend in the amount of Ps. 2.90 per each share. The dividend will be paid in two installments during May and November of 2013.

CONFERENCE CALL INFORMATION

Our first-quarter 2013 Conference Call will be held on April 24, 2013, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-339-2688 or International: 617-847-3007. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through April 30, 2013. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 66144246

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 60 bottling facilities and serves close to 315 million consumers through more than 2,500,000 retailers with more than 100,000 employees worldwide.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

April 24, 2013	Page 6

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	1Q 13	% Rev	1Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)
Volume (million unit cases) (2)	730.6		703.0		3.9%	0.4%
Average price per unit case (2)	44.48		45.97		-3.2%	-2.1%
Net revenues	33,344		33,295		0.1%
Other operating revenues	217		247		-12.1%
Total revenues	33,561	100%	33,542	100%	0.1%	-2.2%
Cost of goods sold	18,013	53.7%	18,338	54.7%	-1.8%
Gross profit	15,548	46.3%	15,204	45.3%	2.3%
Operating expenses	11,264	33.6%	10,953	32.7%	2.8%
Other operative expenses, net(6)	210	0.6%	-63	-0.2%	-433.3%
Operating income (3)	4,074	12.1%	4,314	12.9%	-5.6%	-7.4%
Other non operative expenses, net	32		32		0.0%
Interest expense	508		483		5.2%
Interest income	103		105		-1.9%
Interest expense, net	405		378		7.1%
Foreign exchange gain	-234		-203		15.3%
Loss (gain) on monetary position in Inflationary subsidiries	30		-7		-528.6%
Market value loss (gain) on ineffective portion of
derivative instruments	47		-32		-246.9%
Comprehensive financing result	248		136		82.4%
Income before taxes	3,794		4,146		-8.5%
Income taxes	1,279		1,399		-8.6%
Consolidated net income	2,515		2,747		-8.4%
Net income attributable to equity holders of the Company	2,434	7.3%	2,637	7.9%	-7.7%
Non-controlling interest	81		110		-26.4%
Operating income (3)	4,074	12.1%	4,314	12.9%	-5.6%	-7.4%
Depreciation	1,404		1,201		16.9%
Amortization and other operative non-cash charges	267		162		64.8%
Operative cash flow (3)(4)	5,745	17.1%	5,677	16.9%	1.2%	-0.8%
(1) Except volume and average price per unit case figures
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges
As of October 2012, Grupo Tampico completed a twelve month period since its integration, consequently it is included in Mexico under organic basis for financial information purposes
As of December 2012, CIMSA completed a twelve month period since its integration, consequently it is included in Mexico under organic basis for financial information purposes
As of May 2012, we integrated Grupo Fomento Queretano in our operations in Mexico

(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability

(6) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis

April 24, 2013	Page 7

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Mar-13		Dec 12
Current Assets
Cash, cash equivalents and marketable securities	Ps.	14,200	Ps.	23,234
Total accounts receivable		7,226		9,329
Inventories		7,172		8,103
Other current assets		5,859		5,231
Total current assets		34,457		45,897
Property, plant and equipment
Property, plant and equipment		66,826		71,652
Accumulated depreciation		(26,850)		(29,135)
Total property, plant and equipment, net		39,976		42,517
Other non-current assets		85,236		77,689
Total Assets	Ps.	159,669	Ps.	166,103

Liabilities and Equity		Mar-13		Dec 12
Current Liabilities
Short-term bank loans and notes	Ps.	4,748	Ps.	5,139
Suppliers		12,158		14,221
Other current liabilities		15,884		10,190
Total Current Liabilities		32,790		29,550
Long-term bank loans		23,821		24,775
Other long-term liabilities		6,825		6,950
Total Liabilities		63,436		61,275
Equity
Non-controlling interest		3,006		3,179
Total controlling interest		93,227		101,649
Total equity(1)		96,233		104,828
Total Liabilities and Equity	Ps.	159,669	Ps.	166,103

(1) Includes the effect of the devaluation of the Venezuelan bolivar as of February 13, 2013. For more detailed information, please refer to the notes to the financial statements published in our filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV).

April 24, 2013	Page 8

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	1Q 13	% Rev	1Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)
Volume (million unit cases)	436.2		412.4		5.8%	-0.2%
Average price per unit case	35.81		34.83		2.8%	3.9%
Net revenues	15,620		14,365		8.7%
Other operating revenues	80		108		-25.9%
Total revenues	15,700	100.0%	14,473	100.0%	8.5%	3.3%
Cost of goods sold	8,047	51.3%	7,681	53.1%	4.8%
Gross profit	7,653	48.7%	6,792	46.9%	12.7%
Operating expenses	5,333	34.0%	4,921	34.0%	8.4%
Other operative expenses, net(5)	65	0.4%	-10	-0.1%	-750.0%
Operating income (2)	2,255	14.4%	1,881	13.0%	19.9%	15.7%
Depreciation, amortization & other operative non-cash charges	826	5.3%	636	4.4%	29.9%
Operative cash flow (2)(3)	3,081	19.6%	2,517	17.4%	22.4%	18.0%

(1) Except volume and average price per unit case figures
(2) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader

(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges

As of October 2012, Grupo Tampico completed a twelve month period since its integration, consequently it is included in Mexico under organic basis for financial information purposes

As of December 2012, CIMSA completed a twelve month period since its respectively integration, consequently it is included in Mexico under organic basis for financial information purposes

As of May 2012, we integrated Grupo Fomento Queretano in our operations in Mexico

(4) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business

In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis

South America Division
Expressed in millions of Mexican pesos(1)

	1Q 13	% Rev	1Q 12	% Rev	Δ%
Volume (million unit cases) (2)	294.4		290.6		1.3%
Average price per unit case (2)	57.32		61.77		-7.2%
Net revenues	17,724		18,930		-6.4%
Other operating revenues	137		139		-1.4%
Total revenues	17,861	100.0%	19,069	100.0%	-6.3%
Cost of goods sold	9,966	55.8%	10,657	55.9%	-6.5%
Gross profit	7,895	44.2%	8,412	44.1%	-6.1%
Operating expenses	5,931	33.2%	6,032	31.6%	-1.7%
Other operative expenses, net	145	0.8%	-53	-0.3%	-373.6%
Operating income (3)	1,819	10.2%	2,433	12.8%	-25.2%
Depreciation, amortization & other operative non-cash charges	845	4.7%	727	3.8%	16.2%
Operative cash flow (3)(4)	2,664	14.9%	3,160	16.6%	-15.7%

(1) Except volume and average price per unit case figures
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges

April 24, 2013	Page 9

SELECTED INFORMATION

For the three months ended March 31, 2013 and 2012

Expressed in millions of Mexican pesos.

					1Q 13					1Q 12
	Capex				2,170.7	Capex				1,253.1
	Depreciation				1,404.0	Depreciation				1,201.0
	Amortization & Other non-cash charges				267.0	Amortization & Other non-cash charges				162.0

VOLUME
Expressed in million unit cases

	1Q 13					1Q 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	283.2	21.3	72.2	21.9	398.6	268.8	19.1	67.5	20.0	375.4
Central America	31.5	2.2	0.1	3.9	37.7	31.4	2.0	0.1	3.5	37.0
Mexico y Central America	314.7	23.5	72.3	25.8	436.3	300.2	21.1	67.6	23.5	412.4
Colombia	47.1	5.4	7.4	4.5	64.4	44.6	5.1	6.8	4.1	60.6
Venezuela	47.1	2.7	0.7	3.9	54.4	43.9	1.9	0.4	2.7	48.9
Brazil	103.7	6.6	0.9	6.1	117.3	108.2	6.9	0.8	5.9	121.8
Argentina	51.6	4.2	0.1	2.3	58.2	52.8	3.8	0.2	2.5	59.3
South America	249.5	18.9	9.1	16.8	294.3	249.5	17.7	8.2	15.2	290.6
Total	564.2	42.4	81.4	42.6	730.6	549.7	38.8	75.8	38.7	703.0
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the first quarter 2013 results includes Grupo Fomento Queretano’s results, accounting for 24.8 million unit cases, of which 57.8% is Sparkling Beverages, 5.1% is Water, 32.9% is Bulk Water and 4.2% is Still Beverages.

April 24, 2013	Page 10

March 2013
Macroeconomic Information

		Inflation (1)
		LTM	1Q 2013	YTD

	Mexico	4.25%	1.64%	1.64%
	Colombia	1.91%	0.95%	0.95%
	Venezuela	25.13%	7.90%	7.90%
	Brazil	6.59%	1.94%	1.94%
	Argentina	10.59%	2.37%	2.37%

	(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

		Quarterly Exchange Rate (local currency per USD)
		1Q 13	1Q 12	Δ%

	Mexico	12.6594	13.0165	-2.7%
	Guatemala	7.8415	7.7754	0.9%
	Nicaragua	24.2728	23.1181	5.0%
	Costa Rica	506.0633	515.2961	-1.8%
	Panama	1.0000	1.0000	0.0%
	Colombia	1,790.4599	1,800.6717	-0.6%
	Venezuela	5.3476	4.3000	24.4%
	Brazil	1.9957	1.7678	12.9%
	Argentina	5.0146	4.3411	15.5%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Mar 13	Mar 12	Δ%	Dec 12	Dec 11	Δ%

Mexico	12.3546	12.8489	-3.8%	13.0101	13.9787	-6.9%
Guatemala	7.7774	7.6919	1.1%	7.9023	7.8108	1.2%
Nicaragua	24.4175	23.2571	5.0%	24.1255	22.9767	5.0%
Costa Rica	504.6500	513.5800	-1.7%	514.3200	518.3300	-0.8%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,832.2000	1,784.6600	2.7%	1,768.2300	1,942.7000	-9.0%
Venezuela	6.3000	4.3000	46.5%	4.3000	4.3000	0.0%
Brazil	2.0138	1.8221	10.5%	2.0435	1.8758	8.9%
Argentina	5.1220	4.3790	17.0%	4.9180	4.3040	14.3%

April 24, 2013	Page 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 24, 2013